Filer:  Vishay Intertechnology, Inc.
                                    Pursuant to Rule 425 under the Securities
                                          Act of 1933
                                    Subject Company:  Siliconix Incorporated
                                    Registration No. 333-61740

NEWS RELEASE

                        Contact:    Richard N. Grubb,
                                    Executive Vice President and
                                    Chief Financial Officer or
                                    Robert A. Freece, Senior Vice President
                                    610/644-1300

FOR IMMEDIATE RELEASE

                       Registration Statement for Vishay's
                   Siliconix Exchange Offer Declared Effective

      MALVERN, PENNSYLVANIA, June 28, 2001 - Vishay Intertechnology, Inc. (NYSE:
VSH) announced that the registration statement for its exchange offer for the common stock of Siliconix incorporated (NASDAQ: SILI) has been declared effective by the Securities and Exchange Commission.

      Vishay commenced its offer on May 25, 2001 to exchange 1.5 shares of common stock of Vishay for each share of common stock of Siliconix that it does not already own, with cash to be paid in lieu of fractional shares of Vishay. Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix. The offer will expire at 5:00 p.m., New York City time, on June 29, 2001, unless extended.

      The offer is conditioned on there being validly tendered and not withdrawn a majority of the shares of Siliconix that are not already owned by Vishay. There are 29,879,040 shares of Siliconix stock outstanding, of which 5,849,040 are publicly held. There are also other conditions to the offer.

      In accordance with the rules of the SEC, Vishay has filed with the SEC and disseminated to Siliconix stockholders exchange offer materials. Siliconix has filed with the SEC and disseminated to Siliconix stockholders a solicitation/recommendation statement on Schedule 14d-9. These materials and Vishay's registration statement on Form S-4 in respect of the offer, can be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 or toll free (800) 322-2885. Investors are urged to read these documents carefully.

      The exchange offer documents and other documents filed by Vishay and Siliconix with the SEC are available at the SEC's web site at www.sec.gov. Such documents may also be obtained from Vishay by directing requests to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, tel: (610) 644-1300.

      Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The



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Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

      Siliconix is a leading manufacturer of power MOSFETs, power IC and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The company uses Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.


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